Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

CNR Files Interim Results

and

Letter from the Chairman

NEW YORK, (MARKETWIRE) – November 30, 2012 – China Metro-Rural Holdings Limited (the “Company”) announces the filing of its interim results for the six months ended September 30, 2012 with the Securities and Exchange Commission (“SEC”) and the following letter from the Chairman:

To Shareholders:

Economic uncertainty continued in 2012, compounded by the sovereign debt crisis in several European countries. China’s economy grew 7.6 percent in the second quarter of 2012 from a year earlier, its slowest pace in three years, confirming expectations of a downward trajectory that leaves full-year growth on course for its softest showing since 1999.

This extremely challenging environment affected all of us. We addressed this difficult situation by carefully examining and building upon our fundamental strengths. We have formulated our investment strategies and done some geographical rearrangements.

We have always built CNR to last, investing heavily in the big bets we believe will make a significant difference in China. Some of these bets have been tremendous, funding our activities and generating significant gains for our shareholders. Inevitably some will be less successful. But the ability to take these kinds of risks has been crucial to CNR’s overall success and we aim to maintain this pioneering culture going forward in urban rural migration redevelopment and agricultural logistics.

Our management is ready for the challenges facing it and is committed to strive to increase shareholders’ value during bad times such as those experienced in the global economy during the past three years. We hope to continue to deliver good results and work toward our goal for the future – to become one of the leading agricultural logistics and urban rural migration companies in China.

We provide the following updates of our current projects:

Our Tieling Project is one of our first projects, and it is an agricultural logistic business. We have fine-tuned our sales and marketing strategies and focused on the development of our core competitiveness instead of sales volume growth.

Our Dezhou Project is one of our urban rural migration projects which commenced in October 2010.

The Dezhou and Projects Tieling have sold approximately 35,994 square meters of gross floor area in total during the six months ended September 30, 2012.

We wish to advise all shareholders that, subsequent to the six months ended September 30, 2012, we entered into an agreement for the disposition of the majority of our equity interests in subsidiaries involved in the development of the project in Qiqihar.

We are still in our major business as a leading agricultural logistics platform development and rural-urban migration redevelopment company in China, and whenever there is good opportunity that we believe will increase stakeholders value, our management will pursue these opportunities.

We are also pleased to announce the issuance of a US$60,000,000 Convertible Bond offering in August 2012. The proceeds of the offering are intended for project development costs for several property development projects in mainland China.

Yours truly,

Sio Kam Seng

Chairman of the Board

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration redevelopment company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “continue”, “consider”, “probably”, “will”, “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited— Investor Relations Department

Phone: (852) 2111 3815

E-mail: ir@chinametrorural.com

3